Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

VIDEO: Lynn Blodgett, President & CEO of ACS, discusses the potential of combining Xerox and ACS companies to become a powerful global competitor.

LYNN:  I wanted to take a moment to discuss the unique opportunity we have today to play a key role in establishing the path for the next generation of services companies. The combination of ACS and Xerox will create $22B dollar global company, with over 120 thousand employees, in more than 126 countries around the world. This is an opportunity to create a truly end-to-end services enterprise, that offers both technology and process management to business and governments around the world. You probably know Xerox for its traditional document management strengths, its core printer copier and printer business. But many people do not know about Xerox’s strong services offering and document management capabilities in sectors such as health care, government and financial services. Together Xerox and ACS will gain an increased focus on innovation, and access to innovative intellectual property and software technology, to enable BPO efficiencies and create new value. Xerox will give ACS immediate access and presence international markets through the market leading brand awareness and global market visibility. Will be come ACS a Xerox company. This will ensure a smooth transition for internal operations and will appear seamless to our clients. We know the valuable contributions that acquired employees can make to a company through our own experience pursuing great talent. This will be no different. your leadership team and I are excited about this step in our companies path and are looking forward to the contribution each of us can make to this new company. Over the past couple of month I’ve had the opportunity to get to know the Xerox leadership team pretty well. I know you will be as impressed as I am. They are value-based leaders who put their people and customers first, and they have a will to win and a strong commitment to the renowned brand and respected reputation of Xerox.

With that, let me introduce Ursula Burns, CE of Xerox. She is new to her role as head of her company, but a well tenured employee who came to the company as a summer intern, and rose up through the ranks to CEO. That alone tells you something about the value Xerox places in talent management and its drive to help Xerox people build rewarding careers.

BURNS: Thanks Lynn. This is certainly a historic day for Xerox and for ACS, and I know a very meaningful one for all of your people. Well I cant yet officially welcome people to the Xerox family, I can tell you I am thrilled about today’s announcement. I am sure that you are wondering what this all means, to you successfully. We have no intention of disrupting your formula to success, that’s what attracted you to us in the first place. ACS is a great company wit great people. We are very excited about the opportunity a combined presents. Together we are greater than the sum of its parts and together we have the opportunity to meet the needs of a broad customer base worldwide. Before long I will be able officially able to welcome you to Xerox. When that day comes I believe that you will fid Xerox a great place to work, to contribute and to grow. As Lynn said, I started as a college intern and have never wanted to work anywhere else. We are hard working and fun loving people and we believe the workplace should accommodate both. Today’s news is just the beginning. I look forward to getting to know you and your operations better in the coming weeks and months.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.